EXHIBIT 99

GSI LUMONICS INC.

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	March 28,	December 31,
	2003	2002

ASSETS
Current
Cash and cash equivalents (note 7)	$97,465	$83,532
Short-term investments (note 7)	16,979	28,890
Accounts receivable, less allowance of $2,229 (December 31, 2002 — $2,681)	38,544	33,793
Income taxes receivable	8,988	8,431
Inventories (note 2)	36,916	39,671
Future tax assets	9,631	9,763
Other current assets	3,453	4,969

Total current assets	211,976	209,049
Property, plant and equipment, net of accumulated depreciation of $52,804 (December 31, 2002 — $51,372)	26,664	27,306
Future tax assets	7,338	7,443
Other assets	3,358	3,360
Long-term investments (note 7)	34,351	37,303
Intangible assets, net of amortization of $8,062 (December 31, 2002 — $7,798) (note 2)	7,778	8,042

	$291,465	$292,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$10,731	$9,235
Accrued compensation and benefits	5,654	6,523
Other accrued expenses (note 2)	19,507	20,845

Total current liabilities	35,892	36,603
Deferred compensation	2,307	2,129

Total liabilities	38,199	38,732
Commitments and contingencies (note 9)
Stockholders’ equity (note 5)
Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 40,787,457 (December 31, 2002 — 40,785,922)	237,411	237,403
Contributed surplus	1,433	1,433
Retained earnings	7,507	8,286
Accumulated foreign currency translation adjustment	6,915	6,649

Total stockholders’ equity	253,266	253,771

	$291,465	$292,503

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	Three Months Ended

	March 28,	March 29,
	2003	2002

Sales	$41,119	$36,888
Cost of goods sold	26,379	24,615

Gross profit	14,740	12,273
Operating expenses:
Research and development	3,385	5,830
Selling, general and administrative	11,892	13,659
Amortization of purchased intangibles	262	271
Restructuring (note 8)	628	2,745
Other (note 8)	356	—

Total operating expenses	16,523	22,505

Loss from operations	(1,783)	(10,232)
Interest income	641	645
Interest expense	(54)	(140)
Foreign exchange transaction gains	417	384

Loss before income taxes	(779)	(9,343)
Income tax benefit	—	(3,267)

Net loss	$(779)	$(6,076)

Net loss per common share:
Basic	$(0.02)	$(0.15)
Diluted	$(0.02)	$(0.15)
Weighted average common shares outstanding (000’s)	40,787	40,589
Weighted average common shares outstanding and dilutive potential common shares (000’s)	40,787	40,589

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars)

	Three Months Ended

	March 28,	March 29,
	2003	2002

Retained earnings, beginning of period	$8,286	$35,747
Net loss	(779)	(6,076)

Retained earnings, end of period	$7,507	$29,671

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Canadian GAAP and in thousands of U.S. dollars)

	Three Months Ended

	March 28,	March 29,
	2003	2002

Cash flows from operating activities:
Net loss	$(779)	$(6,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss on disposal of assets	—	392
Depreciation and amortization	1,655	1,863
Unrealized loss on derivatives	504	—
Future income taxes	(217)	142
Changes in current assets and liabilities:
Accounts receivable	(4,601)	9,605
Inventories	2,833	1,625
Other current assets	1,078	425
Accounts payable, accruals and taxes (receivable) payable	(1,335)	(6,090)

Cash provided by (used in) operating activities	(862)	1,886

Cash flows from investing activities:
Additions to property, plant and equipment	(598)	(622)
Proceeds from the sales and maturities of investments	41,144	39,068
Purchases of investments	(26,281)	(51,863)
Decrease in other assets	42	1,598

Cash provided by (used in) investing activities	14,307	(11,819)

Cash flows from financing activities:
Proceeds of bank indebtedness	—	2,968
Issue of share capital (net of issue costs)	8	221

Cash provided by financing activities	8	3,189

Effect of exchange rates on cash and cash equivalents	480	—

Increase (decrease) in cash and cash equivalents	13,933	(6,744)
Cash and cash equivalents, beginning of period	83,532	102,959

Cash and cash equivalents, end of period	$97,465	$96,215

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

As of March 28, 2003
(Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1.	Basis of Presentation

      These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and in accordance with the accounting policies and methods of application in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-Q for the three months ended March 28, 2003, prepared in accordance with United States generally accepted accounting principles. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

      On March 28, 2003, a registration statement was filed whereby the Company proposed that its shareholders consider a Plan of Arrangement which, if the Arrangement is approved and becomes effective, would restructure the Company as a publicly traded U.S. domiciled corporation.

      As indicated in note 7, effective January 1, 2003, the Company has removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

Comparative Amounts

      Certain prior year amounts have been reclassified to conform to the current year presentation in the financial statements for the quarter ended March 28, 2003. These reclassifications had no effect on the previously reported results of operations or financial position.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

2.	Supplementary Balance Sheet Information

      The following tables provide details of selected balance sheet items.

Inventories

	March 28,	December 31,
	2003	2002

Raw materials	$8,076	$16,380
Work-in-process	11,246	7,468
Finished goods	12,861	11,114
Demo inventory	4,733	4,709

Total inventories	$36,916	$39,671

Intangible Assets

	March 28, 2003		December 31, 2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Patents and acquired technology	$11,017	$(3,239)	$11,017	$(2,975)
Other intangible assets	4,823	(4,823)	4,823	(4,823)

Total cost	15,840	$(8,062)	15,840	$(7,798)

Accumulated amortization	(8,062)		(7,798)

Net intangible assets	$7,778		$8,042

Other Accrued Expenses

	March 28,	December 31,
	2003	2002

Accrued warranty	$3,342	$3,383
Deferred revenue	3,535	3,404
Accrued restructuring (note 8)	7,987	8,790
Other	4,643	5,268

Total	$19,507	$20,845

Accrued Warranty

For the
Quarter Ended
March 28, 2003

Balance at the beginning of the period	$3,383
Charged to costs of goods sold	855
Use of provision	(858)
Foreign currency exchange rate changes	(38)

Balance at the end of the period	$3,342

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

3.	New Accounting Pronouncements

Stock-Based Compensation and Other Stock-Based Payments

      Effective January 1, 2002 the Company adopted CICA Handbook section 3870, Stock-based compensation and other stock-based payments. This new Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions. As permitted by Section 3870, the Company did not adopt the fair value based method of accounting for all employee stock-based transactions, and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The exercise price of all stock options is equal to the closing price of the Company’s common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant. During the period ended March 28, 2003, the Company’s treatment of stock based compensation did not have a significant impact on the Company’s financial position, results of operations or cash flows. See note 5 for disclosure of pro forma stock compensation.

Disclosure of Guarantees

      Effective January 1, 2003 the Company adopted CICA AcG-14 Disclosure of Guarantees. The accounting guideline will significantly change current practice in the disclosure of guarantees. The guideline requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. See note 9 to the consolidated financial statements, for additional information about guarantees, including two existing operating lease agreements with terms that include residual value guarantees totaling approximately $16 million.

Accounting for Severance and Termination Benefits

      Effective January 1, 2003 the Company adopted EIC 134 Accounting for Severance and Termination Benefits. This Abstract addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. This Abstract provides interpretive guidance to harmonize the accounting requirements for termination benefits in CICA 3461 with FAS 146. In the first quarter of 2003, the Company followed the accounting methods prescribed in EIC  134 in accounting for its restructuring activities in Europe, see note 8 for additional detail.

Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

      Effective January 1, 2003 the Company adopted EIC 135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). EIC-135 addresses the accounting for costs associated with exit and disposal activities, other than termination benefits. This abstract is intended to harmonize Canadian GAAP with FAS 146. In the first quarter of 2003, the Company followed the accounting methods prescribed in EIC 134 in accounting for its restructuring activities in Europe, see note 8 for additional detail.

4.	Bank Indebtedness

      At March 28, 2003 the Company had a line of credit denominated in U.S. dollars with Fleet National Bank (“Fleet”), two letters of credit (“LC”) in Canadian dollars with the Canadian Imperial Bank of Commerce (“CIBC”) and a letter of credit in U.K. pounds with NatWest for a total amount of available credit of U.S.$8.5 million versus U.S.$12.1 million at December 31, 2002. The Company’s agreement with

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Fleet provides for an $8.0 million line of credit. CIBC provides the Company with LC’s of $0.4 million supporting its Payroll and Credit Card program. NatWest provides a $0.1 million bank guarantee for a LC used for VAT purposes in the United Kingdom. Cash and marketable securities totaling $10.3 million have been pledged as collateral for the Fleet and CIBC credit facilities under security agreements. The line of credit with Fleet expires on June 28, 2003. In addition to the customary representations, warranties and reporting covenants, the borrowings under the Fleet credit facility require the Company to maintain a quarterly minimum tangible net worth of $200.0 million. The line of credit with CIBC was reviewed by the Company and a decision to cancel the line of credit was conveyed to CIBC prior to December 31, 2002. By giving CIBC appropriate advance notice, the Company initiated its right to cancel the line of credit at any time at no cost, excluding breakage fees relating to the used and outstanding amounts under fixed loan instruments, which we do not expect to be material. The $4.0 million line of credit with CIBC was eliminated by the end of the first quarter in 2003 with only the two above mentioned letters of credit remaining. These LC’s should be cancelled by the end of the second quarter of 2003. The Company also cancelled its credit facility with Bank One on December 20, 2002 without paying any breakage fees. North American inventories and receivables were pledged as collateral for the Bank One credit facility. Bank One continues to work on the release of all liens and obligations associated with the facility.

      At March 28, 2003, the Company had $8.0 million denominated in U.S. dollars that are available for general purposes, under the credit facility with Fleet discussed above. Of the available $8.0 million, $3.8 million was in use at March 28, 2003 consisting of funds committed at Fleet Bank for use in foreign exchange transactions. Though the Fleet Bank amount of $3.8 million is committed for support of foreign currency hedging contracts and not available, it is not considered used for the purpose of calculating interest payments. The Fleet line of credit is due on demand and bears interest based on either prime or LIBOR depending on the borrowing notification period.

5.	Stockholders’ Equity

Capital Stock

      The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During the three months ended March 28, 2003, 2,000 common shares were issued pursuant to stock options exercised for proceeds of approximately $8.0 thousand.

Net Loss Per Common Share

      Basic net loss per common share was computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For diluted net loss per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net loss for the three months ended March 28, 2003 and March 29, 2002, the effect of converting options and warrants was anti-dilutive.

      Common share and common share equivalent disclosures are:

	Three Months Ended

	March 28,	March 29,
	2003	2002

	(In thousands)
Weighted average common shares outstanding	40,787	40,589
Dilutive potential common shares	—	—

Diluted common shares	40,787	40,589

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      At March 28, 2003, the Company had options and warrants outstanding entitling holders to acquire up to 3,428,009 and 51,186 common shares, respectively.

Pro Forma Stock Based Compensation

      Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company’s net loss and loss per share would have been increased to the pro forma amounts below.

	March 28,	March 29,
	2003	2002

Net loss:
As reported	$(779)	$(6,076)
Pro forma	$(1,442)	$(7,086)
Basic net loss per share:
As reported	$(0.02)	$(0.15)
Pro forma	$(0.04)	$(0.17)
Diluted loss per share:
As reported	$(0.02)	$(0.15)
Pro forma	$(0.04)	$(0.17)

      The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	March 28,	March 29,
	2003	2002

Risk-free interest rate	3.1%	4.1%
Expected dividend yield	—	—
Expected lives upon vesting	1.0 years	1.0 years
Expected volatility	67%	70%
Weighted average fair value per share	$5.27	$4.82

6.     Related Party Transactions

      The Company recorded sales revenue from Sumitomo Heavy Industries, Ltd., a significant shareholder, of $0.8 million in the three months ended March 28, 2003 and $0.4 million in the three months ended March 29, 2002 at amounts and terms approximately equivalent to third-party transactions. Receivables from Sumitomo of $0.7 million and $0.3 million as at March 28, 2003 and March 29, 2002, respectively, are included in accounts receivable on the balance sheet.

      The Company has an Agreement with V2Air LLC relating to the use of the LLC aircraft for Company purposes. The Company’s President and Chief Executive Officer, Charles D. Winston owns the V2Air LLC. Pursuant to the terms of the Agreement, the Company is required to reimburse the V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the three months ended March 28, 2003, the Company reimbursed V2Air LLC approximately $36 thousand under the terms of the Agreement and $34 thousand for the three months ended March 29, 2002.

      In January of 2001, the Company made an investment of $2.0 million in a technology fund, managed by OpNet Partners, L.P. During 2002, the Company received $1.4 million of the investment as a distribution. In the second quarter of 2002, the Company wrote-down the investment by $0.2 million to its estimated fair

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

market value and wrote-off the remainder of the investment of $0.4 million in the fourth quarter of 2002. Richard B. Black, a member of the Company’s Board of Directors, is a General Partner for OpNet Partners, L.P.

      On April 26, 2002, the Company entered into an agreement with Photoniko, Inc, a private photonics company in which one of the Company’s directors, Richard B. Black, was a director and stock option holder. As of August 16, 2002, Mr. Black was no longer a director or stock option holder of Photoniko, Inc. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75 thousand to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate potential strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan was to be repaid in full to the Company no later than August 28, 2002, but still remains outstanding. The Company has provided a full reserve for this receivable.

7.     Financial Instruments

Cash Equivalents, Short-Term and Long-Term Investments

      At March 28, 2003, the Company had $71.2 million invested in cash equivalents denominated in U.S. dollars and Japanese yen with maturity dates between March  31, 2003 and June 25, 2003. At December 31, 2002, the Company had $53.2 million invested in cash equivalents denominated in U.S. dollars with average maturity dates between January 2, 2003 and March 24, 2003. Cash equivalents, stated at amortized cost, approximate fair value.

      At March 28, 2003, the Company had $17.0 million in short-term investments and $34.4 million in long-term investments invested in U.S. dollars with maturity dates between March 31, 2003 and December 27, 2005. At December 31, 2002 the Company had $28.9 million in short-term investments and $37.3 million in long-term investments invested in U.S. dollars with maturity dates between January 6, 2003 and November 23, 2004. As discussed in Note 4 to the financial statements, $10.3 million of short-term investments is pledged as collateral for the Fleet and CIBC credit facilities at March 28, 2003 and $18.9 million of the long-term investments is pledged as security for the lease agreements with BMO as described in Note 9 below.

Derivative Financial Instruments

      Effective January 1, 2003, the Company has removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

      At March 28, 2003, the Company had 7 foreign exchange forward contracts to purchase $10.7 million U.S. dollars in exchange for yen with an aggregate fair value of loss of $35 thousand recorded and 2 collars to purchase $2.2 million U.S. dollars in exchange for euros with an aggregate fair value of loss of $0.5 million U.S. dollars. Also, the Company had one currency swap with a notional value of $8.7 million U.S. dollars in exchange for yen with an aggregate fair value gain of $24 thousand after-tax.

      At December 31, 2002, the Company had eleven foreign exchange forward contracts to purchase $16.9 million U.S. dollars, of which $10.5 million is in exchange for yen and $6.4 million is in exchange for euros. The Company also had one currency swap contract fair valued at $8.7 million U.S. dollars in exchange for yen. All contracts have an aggregate fair value loss of $0.5 million after-tax and mature at varying dates in 2003.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

8.	Restructuring and Other

Restructuring Charges

2003

      As a further alignment of the distribution and service groups with the business segments, the Company commenced a restructuring plan that will significantly reduce these operations around the world, while the Company’s manufacturing facilities provide a greater emphasis on distribution and service. As part of this plan, the Company provided for severance and termination benefits of approximately $0.6 million for 22 employees in Germany, France, Italy and Belgium in the first quarter. Under the new rules for accounting for restructurings required by FAS 146, if an employee continues to work for anything beyond a minimum period of time after their notification, then their termination benefits are to be accrued over the period that they continue to work. As the Company has retained certain employees to help with the transition of work beyond the minimum periods specified in FAS 146, the Company anticipates that it will accrue additional termination and severance benefits for these employees of approximately $0.5 million over the next two quarters, as a result of the actions taken in the first quarter of 2003. The Company also accrued $5.0 thousand for the termination of an office lease in Italy during the first quarter of 2003.

      Cumulative cash draw-downs of approximately $0.4 million have been applied against the provisions taken in 2003, resulting in a remaining provision balance of $0.2 million at March 28, 2003.

2002

      In connection with a restructuring plan to align the Company’s manufacturing costs and operating expenses with the prevailing economic environment, the Company recorded a pre-tax restructuring charge of $2.3 million in the fourth quarter of 2002. The Company downsized manufacturing operations in its Nepean, Ontario facility to focus on its core optics business. As a result, we incurred $0.6 million of expense for severance and benefits for the termination of approximately 41 employees. The Company also wrote-off approximately $0.2 million of excess property, plant and equipment and wrote-down one of the Nepean buildings by $0.2 million to its estimated fair market value. Additionally, we recorded charges of approximately $0.8 million for an adjustment to earlier provisions for the leased facilities in Munich, Maple Grove, Minnesota and Farmington Hills, Michigan. The Company took a further write-down of $0.3 million on the buildings in Kanata, Ontario and Rugby, United Kingdom. Also, a $0.1 million write-off for property, plant and equipment in Kanata was recorded. The Company also reviewed the provision that it had recorded in 2000 related to residual value guarantees on the Maple Grove and Farmington Hills facilities and increased it by $0.1 million.

      The above charges were in addition to the restructuring charges recorded in the first half of 2002. The Company consolidated its Electronics systems business from its facility in Kanata, Ontario into the Company’s existing systems manufacturing facility in Wilmington, Massachusetts and transferred its laser business from the Company’s Kanata, Ontario facility to its existing facility in Rugby, United Kingdom. In addition, the Company closed its Kanata, Ontario facility. Restructuring provisions, totaling $2.7 million in the first quarter of 2002, relate to severance and benefits of $2.2 million for the termination of approximately 90 employees, $0.3 million for the write-off of furniture, equipment and system software, and $0.2 million for plant closure and other related costs. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligations of $0.3 million and a write-down of land and building in Kanata, Ontario and Rugby, United Kingdom of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills and Oxnard locations.

      At March 28, 2003 and December 31, 2002, the net book value of two facilities, one in Kanata, Ontario and the other in Nepean, Ontario, were classified in other assets.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      Cumulative cash draw-downs of approximately $3.0 million and non-cash draw-downs of $1.8 million have been applied against the provisions taken in 2002, resulting in a remaining provision balance of $1.6 million at March 28, 2003.

2001

      During the fourth quarter of fiscal 2001, a charge of $3.4 million was recorded to accrue employee severance of $0.9 million for approximately 35 employees at our Farmington Hills and Oxnard locations, leased facilities costs of $1.8 million associated with restructuring for excess capacity at five leased locations in the United States, Canada and Germany and write-down of leasehold improvements and certain equipment of $0.7 million associated with the exiting of leased facilities.

      Cumulative cash draw-downs of approximately $2.5 million and a non-cash draw-down of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $0.2 million as at March 28, 2003.

2000

      During the fourth quarter of fiscal 2000, a charge of $12.5 million was taken to accrue employee severance of $1.0 million for approximately 50 employees and other exit costs of $3.8 million for the Company’s United Kingdom operation and worldwide distribution system related to high-power laser systems for certain automotive applications; costs of $7.7 million associated with restructuring for excess capacity at three leased facility locations in the United States and Germany. The Company also recorded a write-down of land and building in the United Kingdom of $2.0 million. Compensation expense of $0.6 million arising on the acceleration of vesting of options upon the sale of businesses during the year was also charged to restructuring. In addition, an inventory write-down to net realizable value of $8.5 million was recorded in cost of goods sold related to the high-power laser system product line.

      Cumulative cash draw-downs of $6.0 million, reversal of $0.5 million for restructuring costs that will not be incurred and a non-cash draw-down of $2.0 million have been applied against the provision, resulting in a remaining provision balance of $6.0 million as at March 28, 2003.

      The following table summarizes changes in the restructuring provision.

	Severance	Facilities	Total

	(In millions)
Provision at December 31, 2002	$1.2	$7.6	$8.8
Charges during Q1 2003	0.6	0.0	0.6
Cash draw-downs during Q1 2003	(0.9)	(0.5)	(1.4)

Provision at March 28, 2003	$0.9	$7.1	$8.0

Other

      During the first quarter of 2003, the Company recorded a reserve of approximately $0.6 million on note receivable from a litigation settlement initially recorded in 1998. The reserve was provided because of a default on the quarterly payment due in March 2003. Additionally, the Company recorded a benefit during the quarter of approximately $0.2 million for royalties earned on a divested product line and earned as part of a litigation settlement agreement.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

9.     Commitments and Contingencies

Operating Leases

      The Company leases two facilities under operating lease agreements that expire in 2003. At the end of the initial lease term, these leases require the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the property at the fair market value. The lessor may sell the facilities to a third party but the leases provide for a residual value guarantee of the first 85% of any loss the lessor may incur on its $19.1 million investment in the buildings, which may become payable by the Company upon the termination of the transaction, or the Company may exercise its option to purchase the facilities for approximately $19.0 million. As of March 28, 2003, residual value guarantees in connection with these leases totaled approximately $16.0 million. Upon termination of the leases, the Company expects the fair market value of the leased properties to reduce substantially the payment under the residual value guarantees. During the fourth quarter of fiscal 2000, the Company took a charge of $6.0 million associated with restructuring for excess capacity at the two leased facility locations, including the estimated residual value guarantees. In the fourth quarter of 2002, the Company took an additional restructuring charge of $0.1 million to increase the reserve for the decline in the estimated market values of the underlying buildings. The total expected value of the buildings at the end of the leases may vary, depending on whether or not the buildings are leased at time of sale and whether the buildings are sold to a buyer/owner or to an investor. The Company will incur other costs such as lease and sales commissions. The lease agreement required, among other things, the Company to maintain specified quarterly financial ratios and conditions. As of March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a Security Agreement with the Bank of Montreal (“BMO”) pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This security is included on the balance sheet in long-term investments.

Legal Proceedings and Disputes

      As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of U.S. manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company’s customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company.

      The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company’s financial conditions or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

Guarantees

      In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, sale of products and operating leases.

      These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties,

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in the interpretation of laws and regulations (including tax legislation) or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, this includes the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

      Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

      Historically, we have not made any significant payments under such indemnifications. As at March 28, 2003, nil has been accrued in the consolidated balance sheet with respect to these indemnification undertakings.

10.     Income Taxes

      During the three months ended March 28, 2003, the income tax benefit was reduced as a result of increases in valuation allowances related to the Company’s geographic distribution of its operating loss carry-forwards. This includes a full valuation allowance against the Company’s Canadian deferred tax asset in accordance with the closure of the Kanata facility described in note 8. It is expected that operations and income in Canada in the foreseeable future will not be sufficient to offset existing loss carryforwards. Our ability to recover deferred tax assets of $17.0 million at March 28, 2003 depends primarily upon the Company’s ability to generate profits in the United States and United Kingdom tax jurisdictions. If actual results differ from our plans or we do not achieve profitability, we may be required to increase the valuation allowance on our tax assets by increasing expenses, which may have a material negative result on our operations.

11.     Segment Information

General Description

      During the fourth quarter of 2002, the Company changed the way it manages its business to reflect a growing focus on its three core businesses: Components, Lasers and Laser Systems. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2002 year has been restated to conform to the current year’s presentation.

      The Executive Committee (“EC”) has been identified as the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The EC evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, acquired in-process research and development, restructuring and other, gain (loss) on sale of assets and investments, interest income, interest expense and foreign exchange transaction losses. Certain corporate-level operating expenses, including corporate marketing, finance and administrative expenses, are not allocated to operating segments. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation.

      GSI Lumonics operations include three reportable operating segments: the Components segment (Components); the Laser segment (Laser Group); and the Laser Systems segment (Laser Systems).

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      Components — The Company’s component products are designed and manufactured at our facilities in Billerica, Massachusetts, Nepean, Ontario and Moorpark, California and are sold directly, or, in some territories, through distributors, to original equipment manufacturers (“OEMs”). Products include optical scanners and subsystems used by OEMs for applications in materials processing, test and measurement, alignment, inspection, displays, imaging, graphics, vision, rapid prototyping and medical use such as dermatology and ophthalmology. The Components Group also manufactures printers for certain medical end products such as defibrillators, patient care monitors and cardiac pacemaker programmers, as well as film imaging subsystems for use in CAT scans and magnetic resonance imaging systems. Under the trade name, WavePrecision, we also manufacture precision optics supplied to OEM customers for applications in aerospace and semiconductor. Major markets are medical, semiconductor and electronics, light industrial and aerospace.

      Laser Group — The Company designs and manufactures a wide range of lasers at our Rugby, United Kingdom facility for sale in the merchant market to end-users, OEMs and systems integrators. We also use some of these products in the Company’s own laser systems. The Laser Group also derives significant revenues from providing parts and technical support for lasers in its installed base at customer locations. These lasers are primarily used in material processing applications (cutting, welding and drilling) in light automotive, electronics, aerospace, medical and light industrial markets. The lasers are sold worldwide directly in North America and Europe, and through distributors in Japan, Asia Pacific and China. Sumitomo Heavy Industries (a significant shareholder of the Company) is our distributor in Japan. Specifically, our pulsed and continuous wave Nd:YAG lasers are used in a variety of medical, light automotive and industrial settings.

      Laser Systems — The Company’s laser systems are designed and manufactured at our Wilmington, Massachusetts facility and are sold directly, or, in some territories, through distributors, to end users, usually semiconductor integrated device manufacturers and electronic component and assembly manufacturers. The Laser Systems Group also derives significant revenues from servicing systems in its installed base at customer locations. System applications include laser repair to improve yields in the production of dynamic random access memory chips (“DRAMs”), permanent marking systems for silicon wafers and individual dies for traceability and quality control, circuit processing systems for linear and mixed signal devices, as well as for certain passive electronic components, and printed circuit boards (“PCB”) manufacturing systems for via hole drilling, solder paste inspection and component placement inspection.

Segments

      Information on reportable segments is as follows:

	Three Months Ended

	March 28,	March 29,
	2003	2002

Sales
Components	$16,655	$18,090
Laser Group	6,987	5,968
Laser Systems	17,826	12,981
Intersegment sales elimination	(349)	(151)

Total	$41,119	$36,888

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	Three Months Ended

	March 28,	March 29,
	2003	2002

Segment income (loss) from operations
Components	$4,855	$4,557
Laser Group	(472)	(696)
Laser Systems	(401)	(5,992)

Total by segment	3,982	(2,131)
Unallocated amounts:
Corporate expenses	4,519	5,085
Amortization of purchased intangibles	262	271
Restructuring and other	984	2,745

Loss from operations	$(1,783)	$(10,232)

      The EC does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets is not included.

Geographic Segment Information

      Revenues are attributed to geographic areas on the basis of the bill to customer location. Not infrequently, equipment is sold to large international companies, which may be headquartered in Asia-Pacific, but the sales of our systems are billed and shipped to locations in the United States. These sales are therefore reflected in United States totals in the table below. Long-lived assets are attributed to geographic areas in which Company assets reside.

	Three Months Ended

	March 28, 2003		March 29, 2002

	(In millions)
Revenues from external customers:
United States	$20.7	51%	$24.1	65%
Canada	0.1	—	0.8	2%
Europe	5.7	14%	6.3	17%
Japan	9.4	23%	2.5	7%
Asia-Pacific, other	5.0	12%	3.1	9%
Latin and South America	0.2	—	0.1	—

Total	$41.1	100%	$36.9	100%

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

	As at

	March 28, 2003	December 31, 2002

Long-lived assets:
United States	$18.6	$19.4
Canada	6.9	6.6
Europe	11.2	11.5
Japan	0.6	0.6
Asia-Pacific, other	0.1	0.1

Total	$37.4	$38.2

      The EC does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets by segments is not included.

12.     Subsequent Events

      On March 31, 2003, the Company completed the sale to a third party of its excess facility in Nepean, Canada for a price of Cdn $1.3 million (or approximately U.S.$0.9 million based on March 2003 exchange rates). At March 28, 2003, the net book value of this facility of U.S.$0.8 million is included in other assets. The estimated gain on the sale of this facility of approximately U.S.$0.1 million will be recorded in our second quarter.

      On April 21, 2003, the Company announced that it has entered into a definitive agreement for the acquisition of the principal assets of Spectron Laser Systems, a subsidiary of Lumenis Ltd., located in Rugby, U.K. The Spectron assets are being acquired for U.S.$6.3 million in cash, subject to adjustment, and the assumption of certain liabilities. This transaction closed on May 7, 2003. The integration of Spectron into GSI Lumonics’ Laser Group in Rugby is scheduled for completion by the end of August, 2003. The Company expects to account for this transaction as a business combination under CICA Handbook Section 1581, Business Combinations.

      On May 2, 2003, the Company announced that it has acquired the principal assets of the Encoder division of Dynamics Research Corporation, located in Wilmington, Massachusetts. The Encoder division assets were acquired for US$3.3 million in cash, subject to adjustment, and the assumption of certain liabilities. The integration of the Encoder division into GSI Lumonics’ Component Products Group in Billerica, Massachusetts is currently scheduled for completion by the end of August, 2003. The Company expects to account for this transaction as a business combination under CICA Handbook Section 1581, Business Combinations.